Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 16, 2017, with respect to the consolidated balance sheets of FutureFuel Corp. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016 of FutureFuel Corp. and subsidiaries, which appear in FutureFuel Corp.’s Annual Report on Form 10-K for the year ended December 31, 2016.

/s/ RubinBrown LLP

St. Louis, Missouri

November 9, 2017